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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

    SCOTT                       Walter                   A.
-------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)
     c/o Fairbreeze
     11 Salt Kettle Road
-------------------------------------------------------------------------------
                                    (Street)

    Paget                    PG01                   BERMUDA
-------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     ACE Limited (NYSE: ACL)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

      September, 1998
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

      11/13/98
_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


            ------------------------------------------------
_______________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [x]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Ordinary Shares                       7/18/97        A5(1)           158.56      A      (1)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       10/17/97       A(1)            127.74      A      (1)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       1/16/98        A(1)            139.30      A      (1)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       2/6/98         A(2)            356         A      (2)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       4/17/98        A(1)            351.21      A      (1)
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary Shares                       7/17/98        A(1)            362.45      A      (1)      226,819.46(3)  D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

*   If the form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                         (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Ordinary
Options to acquire  $64.00   10/18/97  G(4)           14,000  (5)    10/1/2001  Shares    14,000  (4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Ordinary
Options to acquire  $64.00   10/18/97  G(4)           12,500  (7)    3/31/2007  Shares    12,500  (4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Ordinary
Options to acquire  $64.00   10/18/97  G(6)           14,000  (5)    10/1/2001  Shares    14,000  (6)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Ordinary
Options to acquire  $64.00   10/18/97  G(6)           12,500  (7)    3/31/2007  Shares    12,500  (6)      480,000(3) D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Explanation of Responses:
(1)  Represents share units credited to the reporting person's deferred stock account pursuant to the dividend reinvestment provisions of the ACE Limited Equity Linked Incentive Plan Stock Appreciation Rights Plan (the "Plan"), which plan meets the requirements of Rule 16b-3.
(2)  Represents Ordinary Shares granted as a director retainer award pursuant to the ACE Limited 1995 Outside Directors Plan, which plan meets the requirements of Rule 16b-3. Such Ordinary Shares will vest on February 4,
     1999 assuming the reporting person is a director of ACE Limited on such date.
(3)  On February 17, 1998, the Ordinary Shares of ACE Limited split 3-for-1.  Transactions prior to that date are thus reported on a pre-split basis, with respect to both the number of shares and, where applicable, the option exercise price. The totals in column 5 of Table I and column 9 of Table II have been adjusted, however, to give effect to the stock split.
(4)  Gift of options to the reporting person's child, C. Reed Scott.
(5)  Options become exercisable as follows: 50% on 10/1/98 and 50% on 10/1/99.
(6)  Gift of options to the reporting person's child, Alisa A. Scott.
(7)  Options become exercisable as follows: 1/3 on 3/31/98, 1/3 on 3/31/99 and 1/3 on 3/31/2000.

Signed for Walter A. Scott pursuant to a power of attorney on file with the Securities and Exchange Commission


   /s/ Keith P. White                                       February 12, 1999
---------------------------------------------           -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition or disposition by will or the laws of descent and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.